Management’s Discussion and Analysis
For the three months ended March 31, 2024 and 2023
(expressed in thousands of United States dollars, unless otherwise stated)

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

The following management’s discussion and analysis (MD&A) of the results of operations and financial condition for Aris Mining Corporation (Aris Mining or the Company), is prepared as of May 14, 2024 and should be read in conjunction with the unaudited condensed consolidated financial statements for the three months ended March 31, 2024 and 2023 (the Interim Financial Statements), as well as the audited consolidated financial statements for the years ended December 31, 2023 and 2022, and the related notes (the Annual Financial Statements), which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are available on Aris Mining’s website at www.aris-mining.com, under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission (the SEC) at www.sec.gov. Additional information regarding Aris Mining, including its Annual Information Form (the AIF) for the year ended December 31, 2023 and dated March 6, 2024, as well as other information filed with the Canadian securities regulatory authorities, is also available under the Company’s SEDAR+ profile and in its filings with the SEC. Readers are encouraged to read the Cautionary Note Regarding Forward-looking Information section of this MD&A. The financial information in this MD&A is derived from the Interim Financial Statements prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, using accounting policies consistent with IFRS. Reference should also be made to the Non-IFRS Measures section of this MD&A for information about non-IFRS measures referred to in this MD&A. All figures contained herein are expressed in thousands of United States dollars (USD), except as otherwise stated.
Aris Mining is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (TSX) and trade under the symbol ARIS and are listed on the NYSE American LLC (the NYSE American) and trade under the symbol ARMN.

Business Overview
Aris Mining is a gold producer in the Americas with an attractive blend of current production, exploration programs, and growth projects. The Company operates two mines in Colombia, the Segovia Operations and the Marmato Upper Mine, which produced 226,151 ounces of gold in 2023. With expansion projects in progress, Segovia and Marmato aim to produce a combined 500,000 ounces of gold in 2026. Aris Mining also operates and is the 20% owner of the Proyecto Soto Norte joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing the Toroparu Project, a gold/copper project. Aris Mining is committed to pursuing acquisitions and other growth opportunities to unlock value through scale and diversification.

Q1 2024 Highlights
Segovia Expansion Project
•The Segovia expansion project, which was announced in Q4 2023 and includes increasing processing capacity from 2,000 to 3,000 tonnes per day, is progressing as scheduled.
•Mill sizing optimization studies have been completed and reviewed by two engineering firms, civil works for the relocated ore receiving area are 85% complete, major equipment orders have been placed, and geotechnical test work for the mill and silo foundations are complete.
•Once complete and following a ramp up period, Segovia is expected to produce over 300,000 ounces of gold per year.
Marmato Lower Mine Expansion
•Aris Mining commenced construction of the new Marmato Lower Mine in Q3 2023 following the receipt of environmental permits in July 2023.
•The Lower Mine access road has reached the portal level, which allows the portal contractor access to their work area. The first of the three benches of stabilization anchors for the decline development have been completed. The second phase of the contract for the decline development has been submitted to a third party review and will be awarded imminently.
•During Q1 2024, the majority of the mechanical equipment has been ordered, including the crushers, ball and SAG mills, gravity concentrators, thickeners, and filter presses.
•The Lower Mine will access wider porphyry mineralization below the Upper Mine, which is a historic narrow vein mine with small-scale, labour-intensive mining. The Upper and Lower Mine are estimated to produce 162,000 ounces of gold per year over a 20-year mine life1.

1 See section Mineral Resources and Mineral Reserves for full disclosure of mineral reserve and mineral resource estimates and other technical information.
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Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Operational & Financial Results
•Aris Mining achieved gold production of 50,768 ounces (oz) from its two operations in Colombia, the Segovia Operations and the Marmato Upper Mine, for the three months ending March 31 (Q1), 2024. The operations are on-track to achieve full year 2024 production guidance of 220,000 to 240,000 ounces.
•Plant throughput at the Segovia Operations was slightly reduced during Q1 due to planned maintenance, while achieving processed gold grades of 9.42 g/t, consistent with the mine plan.
•The Segovia Operations produced 44,909 ounces of gold with an all-in sustaining cost per ounce sold (AISC1) of $1,434 for Q1 2024.
•The Segovia Operations had attributable gold sales from:
◦owner-operated mining of 22,446 ounces; and
◦contract partner mining of 22,842 ounces.
•The Segovia Operations generated free cash flow1 before tax and expansion capital of $13.8 million.
•Consolidated EBITDA for the quarter increased by 11.2% over Q1 2023 to $22.4 million, with adjusted EBITDA for the quarter totaling $28.4 million.
•Net loss of $0.7 million recognized in Q1 2024 reflects an improvement in earnings of $5.6 million over the $6.4 million loss recognized in Q1 2023. Adjusted earnings for Q1 2024 totaled $5.4 million.
•Aris Mining spent $30.1 million on growth and expansion investments1, including $11.0 million at the Segovia Operations, $17.1 million at the Marmato Upper and Lower Mines, and $1.9 million at the Toroparu Project during the quarter.

Key operating and financial results for Q1 2024 are summarized below:

	Three months ended,
	March 31, 2024	March 31, 2023
Gold sold (ounces)	51,044	49,158
Gold produced (ounces)	50,768	50,903
Average realized gold price ($/ounce sold)	2,061	1,869
Gold revenue ($’000)	105,190	91,864

Segovia Operations cash costs ($/ounce sold)[1]	1,162	814
Segovia Operations AISC ($/ounce sold)[1]	1,434	1,104

Income from mining operations ($’000)	25,313	33,152

EBITDA ($’000)[1]	22,386	20,136
Adjusted EBITDA ($’000)[1]	28,413	38,646

Net loss ($’000)	(744)	(6,370)
Adjusted net earnings ($'000)[1]	5,361	11,176

Loss per share – basic ($)	(0.01)	(0.05)
Adjusted net earnings per share – basic ($)[1]	0.04	0.08

Balance sheet, as at ($'000s)	March 31, 2024	December 31, 2023
Cash and cash equivalents	147,497	194,622
Total assets	1,353,266	1,352,871
Total debt[2]
Senior Notes	300,000	300,000
Gold Notes	54,923	58,618
Convertible Debentures	13,293	13,630
Shareholders’ equity	634,594	624,655

Number of common shares outstanding at May 14, 2024	152,155,769
1.Total cash costs per ounce, AISC ($ per oz sold), adjusted net earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA, free cash flow, sustaining capital and non-sustaining capital are non-IFRS financial measures and non-IFRS ratios in this document. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the Non-IFRS Measures section for a full reconciliation of total cash costs per ounce, AISC ($ per oz sold), adjusted net earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Financial Statements and refer to the Operations Review - Segovia Operations section for full details on free cash flow generated from operations.
2.The face value of long-term debt as at March 31, 2024 is shown as the principle amount of Senior Notes outstanding, the total number of Gold Notes outstanding at their par value and the USD equivalent of the C$18.0 million aggregate principle of Convertible Debentures outstanding.
                                                Page | 3

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

During the quarter, Aris Mining received $7.7 million in proceeds from the exercise of warrants and options, primarily from the exercise of 3.7 million of ARIS.WT.B warrants with an exercise price of C$2.21. Subsequent to March 31, 2024, another 4.8 million ARIS.WT.B warrants were exercised for total proceeds of $7.8 million.

Subsequent to March 31, 2024, Aris Mining's C$18.0 million convertible debentures matured on April 5, 2024 and C$16.2 million of the principal amount was converted at the equivalent of C$4.75, and resulting in the issuance of 3.4 million Aris Mining shares. The balance of C$1.8 million was settled in cash at maturity.

Quarterly Cashflow Generated
The cash generated and invested by the Company for the three months ended March 31, 2024 is summarized in the table below:

Three months ended,
($000s)	March 31, 2024
Gold Revenue	$105,190

Total cash cost[1]	(64,811)
Royalties[1]	(4,092)
Social contributions[1]	(3,455)
Sustaining exploration[1]	(990)
Sustaining capital - other[1]	(6,836)
All in sustaining cost (AISC) [1]	(80,184)

AISC Margin	25,006

General and administration expense[2]	(4,207)
Increase in VAT receivable	(9,090)
Other changes in working capital	(17,816)
Impact of foreign exchange losses on cash balances[2]	(322)
Cash flow from operations	(6,429)

Expansion and growth capital expenditure[1] at:
Marmato Upper Mine	(1,878)
Marmato Lower Mine	(14,865)
Segovia Operations	(8,472)
Regional exploration	(2,951)
Toroparu Project	(1,939)
Cash flow from operations after expansion capital	(36,534)

Proceeds from warrant/option exercises[2]	7,671
Principal repayment of Gold Notes[2]	(3,694)
Capitalized interest paid[2]	(2,594)
Interest (paid) received - net	(10,598)
Cash flow after expansion capital and financing costs	(45,749)

Cash contributions to Soto Norte Joint-Venture[2]	(1,376)
Net change in cash[2]	(47,125)

Opening cash balance at beginning of period[2]	194,622
Closing cash balance at end of period[2]	147,497
1.Refer to the Non-IFRS Measures section for full details on cash costs ($ per oz sold), AISC ($ per oz sold), and additions to mining interests split by nature and site.
2.As presented in the Interim Financial Statements and notes for the respective periods.

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Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Summary of Quarterly Results

	For the three months ended
Quarterly results	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023
Revenue ($000s)	107,620	124,983	116,469	109,315
Gold sold (ounces)	51,044	62,083	59,040	54,228
Segovia Operations AISC ($ per oz sold)[1]	1,434	1,264	1,194	1,111
Earnings from mine operations ($000s)	25,313	38,215	34,563	34,877
Net earnings (loss) ($000s)	(744)	(5,944)	13,833	9,899
Earnings (loss) per share – basic ($)	(0.01)	(0.04)	0.10	0.07
Earnings (loss) per share – diluted ($)	(0.01)	(0.04)	0.10	0.02
	For the three months ended
Quarterly results	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022
Revenue ($000s)	96,907	103,361	93,909	101,371
Gold sold (ounces)	49,158	59,157	53,411	53,884
Segovia Operations AISC ($ per oz sold)[1]	1,104	1,015	1,155	1,180
Earnings from mine operations ($000s)	33,152	37,744	39,826	39,352
Net earnings (loss) ($000s)	(6,370)	(711)	(48,350)	38,965
Earnings (loss) per share – basic ($)	(0.05)	(0.01)	(0.48)	0.40
Earnings (loss) per share – diluted ($)	(0.05)	(0.05)	(0.48)	0.15
1.Refer to the Non-IFRS Measures section for a full reconciliation of cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Interim Financial Statements. Comparative AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

Over the trailing eight quarters of results, earnings from mine operations has remained in the $25 million to $40 million range, driven by gold sales of between 49,000 and 59,000 ounces per quarter. Net earnings (loss) and earnings (loss) per share fluctuated throughout the last eight quarters, and were significantly impacted by the revaluation of financial instruments between periods, acquisition and restructuring costs, and gains and losses from fair value charges to investments related to acquisitions and divestments.
During the year ended December 31, 2023, the Company identified a non-material error in the fair value of the listed warrant liability previously reported as at December 31, 2022. As a result of these adjustments, there was a reduction in net income of $5.5 million ($0.06 per share, basic and $0.05 per share diluted) for the three months ended December 31, 2022, a reduction in net income of $1.0 million ($0.01 per share basic and diluted) in the three months ended March 31, 2023, an increase in net income of $1.6 million ($0.01 per share basic and diluted) in the three months ended June 30, 2023, an increase in net income of $1.4 million ($0.01 per share basic and diluted) in the three months ended September 30, 2023 and a reduction in net income of $2.1 million ($0.01 per share basic and diluted) in the three months ended December 31, 2023. The counter adjustment to each of the above recast adjustments was made on the statement of financial position to the warrant liability.

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Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Segovia Operations
Segovia Mill Expansion Updates
The Segovia expansion project, which was announced in Q4 2023 and includes increasing processing capacity from 2,000 to 3,000 tonnes per day, is progressing as scheduled. During Q1 2024, the project progressed as scheduled, with notable advancements including:
•Mill sizing optimization studies have been completed and reviewed by two independent engineering firms. An optimally sized mill has been ordered and fabrication has commenced, due for completion in July 2024.
•Civil works for the relocated contract mining partner’s ore receiving area is 85% complete.
•Geotechnical test work for the mill and silo foundations are complete and the final foundation designs are in progress.
•Major equipment orders have been placed, and fabrication of structures and equipment deliveries are expected.
•Project management systems have been implemented and include two weekly reviews of the procurement schedule, fabrication status, and S curves for expenditure and physical progress.
The project remains on track for completion in early 2025.

Operations

The Segovia Operations generated $13.8 million in positive free cash flow before taxes and expansion capital for the three months ended March 31, 2024.

	Three months ended,
Operating Information	March 31, 2024	March 31, 2023
Tonnes of ore processed (t)	154,425	149,965
Average gold grade processed (g/t)	9.42	10.11
Recoveries (%)	95.6%	95.4%
Gold produced (ounces)	44,909	46,513
Gold sold (ounces)	45,288	44,908

Gold revenue ($'000s)	$93,389	$83,943

Mining costs	39,117	29,720
Processing costs	5,961	4,403
Administration and security costs	9,461	5,685
Inventory movement and other costs	402	1,615
By-product and concentrate revenue	(2,318)	(4,877)
Total cash costs[1]	52,623	36,546
Cash cost per ounce sold[1]	$1,162	$814

Royalties	3,008	2,660
Social contributions	2,289	2,404
Sustaining capital - infill exploration	990	820
Other sustaining capital and lease expenditures	6,012	7,167
All-in sustaining costs[1]	64,922	49,597
All-in sustaining cost per ounce sold[1]	$1,434	$1,104

AISC Margin	28,468	34,346

1.Refer to the Non-IFRS Measures section for a full reconciliation of cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Interim Financial Statements.

Gold production at the Segovia Operations of 44,909 ounces in Q1 2024 reflects a marginal decrease against the 46,513 ounces achieved in Q1 2023. Tonnes processed during the quarter were impacted by six days of downtime at the processing plant for planned maintenance. Despite the downtime, tonnes processed during Q1 2024 represent a 3% increase over the same period in 2023. Processed grade decreased by 7% for Q1 2024 over the same period in
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Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

2023. The lower grades achieved in Q1 2024 are consistent with the Segovia mine plan, with current mine development on track to allow production from higher-grade areas from Q2 2024 onwards.

Cash costs per ounce sold in Q1 2024 were $1,162, increasing from $814 per ounce over the same period in 2023. Operating costs for Q1 2024 as compared to the same period in 2023 were negatively impacted by:
•Elevated inflationary environment: Inflation in Colombia remained elevated during 2023 and the start of 2024, with inflation peaking in April 2023 at 13% and retreating to 7% by March 2024.
•Strengthening COP against the USD: The Colombian peso ("COP") strengthened by 17% against the US dollar from USD1:COP4,627 on March 31, 2023 to USD1:COP3,842 on March 31, 2024.
•Increasing gold price: As further discussed below, the market price of gold is a direct input to the price of mill feed purchased from the contract mining partner segment of the Segovia Operations. The impact of the 10% higher realized gold price in Q1 2024, when compared to Q1 2023, resulted in an increase in the price of mill-feed purchased on a recoverable ounce basis, which in turn increased the cash costs associated with this segment of the operations.

By-product and concentrate revenue credits included in total cash costs decreased from $4.9 million for Q1 2023 to $2.3 million for Q1 2024. Concentrate revenue accounted for $3.9 million of the total $4.9 million in credits recognized in Q1 2023. Q1 2023 marked the initial shipment of lead and zinc concentrate from the polymetallic processing plant, which became operational in early Q4 2022. Consequently, the first batch of concentrate shipped in Q1 2023 included accumulated production from the polymetallic plant, which was gradually built up since its commissioning.

AISC per ounce sold increased in Q1 2024 as compared to Q1 2023, which was driven by the increase in cash costs as explained above, as well as a 13% increase in production taxes, which are calculated as a percentage of revenue and which increased by 11% in Q1 2024 as compared to the same period in 2023. The higher cash costs and production taxes were partially offset by a decrease in sustaining capital spend.

Sustaining capital expenditures of $6.5 million at the Segovia Operations in Q1 2024 included:
•$1.0 million for ongoing infill drilling and mine geology campaigns at the four operating mines;
•$4.0 million for ongoing mine development and underground equipment; and
•$0.4 million for plant and surface infrastructure improvements.

Non-sustaining capital expenditures of $11.0 million at the Segovia Operations in Q1 2024 included $2.6 million related to drilling completed under the strategic exploration program, $6.6 million related to non-sustaining mine development and equipment purchases, $0.9 million on expanding the current tailings storage facility and $0.2 million for a new Human Resources Information System.

Outflows related to working capital movements are largely driven by the settlement of accounts payable outstanding at December 31, 2023, as well as the build-up VAT receivables during Q1 2024 in accordance with the Colombian Tax Authorities practice of settling VAT refunds related to the preceding year in the second quarter of the current year.

The price of mill feed purchased from the contract mining partners ("CMPs") at Segovia Operations is determined using the grade of the material and the market price of gold at the time of purchase, per the terms of our contracts. The price of this purchased mill feed will fluctuate over time in line with movements in the market price of gold – allowing for relatively stable margins from the CMP segment. This pricing mechanism also creates a natural hedge to currency fluctuations as the purchased mill feed is effectively acquired on a US dollar basis.

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Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Marmato Mine
Marmato Lower Mine Expansion Project Updates
Aris Mining commenced construction of the new Marmato Lower Mine in Q3 2023 following the receipt of environmental permits in July 2023. During Q1 2024, construction milestones and achievements include:
Process plant:
•The majority of the mechanical equipment has been ordered, including the primary and pebble crushers, vibrating screens, ball and SAG mills, mill liner handler machine, cyclones, and cyclone feed pumps comprising the crushing and grinding circuit, the gravity concentrators and intensive leach reactors comprising the gravity concentration circuit, leach and CIP agitators, and CIP screens and pumps comprising the leaching and adsorption circuit, thickeners and filter presses comprising the tailings thickening and filtration circuit, the lime handling plant, oxygen plant and plant air compressors, and the chemical reagents plants.
•The main incoming power sub station equipment has been ordered, including two power transformers, switchgear, and harmonic filters.
•Bids under final adjudication are the electrical rooms, plant site earthworks, structural steel and plate work, and construction scope.
•The EPCM contractor has received the certified vendor information to advance the 3D models (which are now greater than 60% complete, including management’s 60% milestone review) and advancing the earthworks, concrete works, and structural steel design disciplines.
Non-Process Infrastructure:
•The first of the three benches of stabilization anchors for the decline development have been completed. The second phase of the contract for the decline development has been submitted to a third party review and will be awarded imminently.
•Two new jumbo drill machines were received at Marmato site for use on the decline development.
•The adjudications for the mine design have been completed and they are due for award.
•The design for connection to the local substation for power supply is 75% complete. The land rights acquisition process for the main power line currently in progress.
•The paste plant design has been awarded to the preferred contractor.
•The design of the water intake system has been awarded to the preferred contractor, and an option analysis has been performed that has yielded the optimal water intake design.
•The design of the water treatment plant has been award to the preferred contractor. The water balance, flow sheets, and the equipment list have been completed.
Construction progress:
•The Lower Mine access road has reached the portal level, which allows the portal contractor access to their work area. The access road high wall stabilization is 60% completed, including drilling, installation of ground anchors, tensioning, and shotcrete. Drainage channels and under road pipe culverts are under construction.
•The access road to the accommodation camp is well advanced and preparation for asphalting has commenced.
During Q1 2024, Lower Mine expenditures totaled $14.9 million, which included $4.5 million for direct and indirect construction-related activities, $1.8 million for mine development and underground infrastructure, $2.3 million related to non-process infrastructure, $2.3 million related to land acquisitions and environmental studies, and $3.4 million for engineering and design studies and other project-related costs.

Visit Marmato Mine - Aris Mining Corporation (aris-mining.com) for photographs and video updates on the Marmato Lower Mine construction progress.

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Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Marmato Upper Mine
Key production metrics for the Marmato Upper Mine are outlined below.

	Three months ended,
Operating Information	March 31, 2024	March 31, 2023
Tonnes of ore processed (t)	62,421	50,999
Average gold grade processed (g/t)	3.27	2.93
Gold recovery (%)	89.0%	91.0%
Gold produced (ounces)	5,859	4,390
Gold sold (ounces)	5,756	4,250

Gold production for Q1 2024 increased by 33% compared to the same period in 2023 to 5,859 ounces, driven by a 22% increase in tonnes processed, a 12% improvement in grade and marginally offset by a 2% decrease in gold recovery rate. The improvement in tonnes processed for the quarter over the same period in 2023 are reflective of a return to normal operations after the national explosives shortage in Colombia, which started in Q4 2022. The explosives shortage resulted in lower mine development, which impacted stope availability and production in the first six months of 2023.
In Q2 2023, the Company entered into an agreement to form a new partnership with the potential to formalize up to 260 artisanal and small-scale miners to deliver high-grade material from Level 16 of the currently operating Marmato Upper Mine. Since commencing operations in Q2 2023, CMPs at Marmato delivered 3,633 tonnes of material at an average gold grade of 6.18 g/t.
As the Company continues to invest in the modernization of the historic Upper Mine, non-sustaining capital investments during Q1 2024 totaled $2.3 million compared to the $0.7 million spent in Q1 2023. To support ongoing operations, sustaining capital spent for Q1 2024 was $0.8 million, compared to $0.5 million spent over the same period in 2023.

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Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Outlook
Aris Mining has established a strong portfolio of high-quality gold mining assets that combines free cash flow generation from current operations with (i) near-mine exploration programs, (ii) in progress expansion projects, and (iii) attractive large-scale development projects with large mineral resource bases.

Current Operations
For 2024, Aris Mining expects consolidated gold production of 220,000 to 240,000 oz, with in-progress expansion projects to contribute to production growth in 2025 and beyond.
•AISC per ounce sold at the Segovia Operations is expected to be between $1,225 and $1,325.
•Aris Mining will resume providing cash cost and AISC/oz cost guidance for the Marmato Mine when the Lower Mine achieves commercial production.

During Q1 2024, the Segovia Operations produced 44,909 ounces of gold, with the Marmato Upper Mine contributing 5,859 ounces of gold to bring total gold production for the quarter to 50,768 ounces. Plant throughput at Segovia was marginally reduced in Q1 due planned maintenance with the average gold grade of 9.4 g/t consistent with the Segovia mine plan. Gold production at the Segovia Operations is expected to increase from Q2 to Q4 of 2024 as the mine plan progresses to higher-grade zones. Accordingly, the Company remains on track to deliver full-year 2024 production guidance. Segovia achieved an AISC of $1,434 per ounce sold for Q1 2024, higher than 2024 full-year cost guidance, however, the Company expects AISC to decrease as production ramps up in higher grade areas.

Near-mine Exploration programs
Following our successful 2023 exploration program, our $18.5 million 2024 exploration program at Segovia of 93,300 metres is designed to:
1.Upgrade high-grade inferred to indicated mineral resources adjacent to our active mine workings,
2.Maintain a pipeline of prospective inferred resources, and
3.Support our CMPs.

As of the end of April 2024, approximately 39,500 m of drilling had been completed, representing 42% of the planned metres for 2024. As such, Aris Mining is on track to complete the planned 2024 drilling program. High grade intercepts have been drilled in the La Grancolombia vein at Carla, the 450 and Manzanillo veins at El Silencio, and the Chumeca, Sandra K Techo, and the 6640 veins at Sandra K.

In progress Expansion Projects
•Segovia Operations - Processing plant expansion
The expansion to 3,000 tpd is progressing on schedule for completion in early 2025. The gold production rate of 200-220 koz in 2024 is expected to gradually increase to over 300 kozs as the new plant capacity is used by (i) increasing our mining rates and (ii) providing more processing solutions for CMPs.
•Marmato Lower Mine Expansion Project
Construction commenced in September 2023, with approximately $140 to $150 million of expenditures expected during 2024 which represents approximately 50% of the total construction budget of $280 million. The new Lower Mine will access wider porphyry mineralization and increase total production to 162,000 gold ounces per year with a 20-year mine life2.

Additional Large-Scale Development Projects
•Proyecto Soto Norte
In 2024, Aris Mining continues to advance the Soto Norte project, and is focused on lowering construction and operating risks, and introducing more practical design criteria.
•Toroparu Project
In 2024, Aris Mining will continue to advance the project, specifically focused on optimizing road access routes and other site infrastructure.
2 See section Mineral Resources and Mineral Reserves for full disclosure of mineral reserve and mineral resource estimates and other technical information.
                                                Page | 10

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Summary of Financial Performance

	Three months ended,
($’000)	March 31, 2024	March 31, 2023

Revenue	$107,620	$96,907

Costs and expenses
Cost of sales	(71,333)	(53,705)
Depreciation and depletion	(7,519)	(7,646)
Social contributions	(3,455)	(2,404)
Income from mining operations	25,313	33,152

General and administrative costs	(4,207)	(2,235)
Loss from equity accounting in investees	(551)	(3,241)
Share-based compensation	(1,842)	(1,147)
Other expenses	(212)	83
Income from operations	18,501	26,612

Loss on financial instruments	(3,742)	(11,779)
Finance income	2,246	2,173
Interest and accretion	(6,803)	(8,881)
Foreign exchange gain (loss)	108	(2,343)
Earnings before income tax	10,310	5,782

Income tax (expense) recovery
Current	(9,369)	(12,583)
Deferred	(1,685)	431
	(11,054)	(12,152)

Net loss	$(744)	$(6,370)

(Loss) earnings per share – basic	$(0.01)	$(0.05)
Weighted average number of outstanding common shares – basic	138,381,653	136,188,570
(Loss) earnings per share – diluted	$(0.01)	$(0.05)
Weighted average number of outstanding common shares – diluted	138,381,653	136,188,570

Revenue increased by 11% for Q1 2024 over the same periods in 2023. For Q1 2024, gold ounces sold increased by 4% to 51,044 and the average realized gold price per ounce increased by 10% to $2,061, compared to the 49,158 ounces sold at an average realized gold price per ounce of $1,869 in Q1 2023.
The cost of sales for Q1 2024 increased by 33% over the same period in 2023. Compared to the same period in 2023, operating costs for Q1 2024 were negatively impacted by a combination of the high inflationary environment in Colombia and the strengthening COP. Inflation in Colombia remained elevated well above the Colombian Central Bank's target rate of 3% during 2023 and up to the end of Q1 2024, peaking in April 2023 at 13% and retreating to 7% by March 2024. The COP strengthened by 17% against the US dollar from USD1:COP4,627 on March 31, 2023 to USD1:COP3,842 on March 31, 2024, resulting in higher US dollar equivalent costs for locally sourced COP-denominated goods and services
Interest and accretion charges for Q1 2024 related primarily to interest expense for the Senior Notes (as defined herein), fees associated with financings and accretion of provisions. Interest and accretion charges decreased to $6.8 million in Q1 2024 over the $8.9 million recorded in same period in 2023. The interest charges recorded in Q1 2023 included amounts related to the note payable to MDC Industry Holding Company LLC (Mubadala) for the 20% interest acquired in the Soto Norte Project, which amounted to $51.5 million (inclusive of accrued interest) at December 31, 2022. The note payable was settled at the end of the first quarter of 2023.
The foreign exchange loss recorded in Q1 2023 was largely as a result of the appreciation of the COP against the US dollar in the first quarter of 2023, which strengthened from USD1:COP4,810 on December 31, 2022 to USD1:COP4,627 on March 31, 2023. The modest gain recorded in Q1 2024 is reflective of the exchange rate remaining relatively flat
                                                Page | 11

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023 during the first quarter of 2024, with the COP depreciating marginally from USD1:COP3,822 on December 31, 2023 to USD1:COP3,842 on March 31, 2024.

The Company has a number of financial instruments which incur changes in fair value from quarter to quarter and are recognized at fair value through profit and loss. In Q1 2024, the Company recorded a net loss on financial instruments of $3.7 million compared with a net loss on financial instruments of $11.8 million in the same period in 2023. The major components of the gain(loss) on financial instruments in the current and prior periods presented are outlined below:

	Three months ended,
	March 31, 2024	March 31, 2023
Financial Assets
Investment in Denarius	1,355	(1)
Denarius convertible debenture	1,889	—
Denarius warrants	(163)	—
Other gain on financial instruments	(3)	2
	3,078	1
Financial Liabilities
Gold Notes	(2,038)	(2,714)
Convertible debenture	503	(1,714)
Unlisted Warrants	39	(566)
Listed Warrants	(5,324)	(6,786)
	(6,820)	(11,780)
Total (loss) gain	(3,742)	(11,779)

                                                Page | 12

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Summary of Financial Condition

	Balance as of
($000s)	March 31, 2024	December 31, 2023

ASSETS
Current
Cash and cash equivalents	147,497	194,622
Gold bullion	1,704	1,704
Accounts receivable	58,372	49,269
Inventories	41,191	38,864
Prepaid expenses and deposits	5,046	4,641
	253,810	289,100
Non-current
Cash in trust	1,725	1,612
Mining interests, plant and equipment	975,134	943,453
Investment in Associates	109,605	108,780
Other financial assets	12,837	9,756
Other non-current assets	155	170
Total assets	1,353,266	1,352,871

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	58,700	69,348
Income tax payable	10,404	6,285
Current portion of long-term debt	31,310	36,826
Current portion of warrant liabilities	25,982	26,606
Current portion of deferred revenue	1,728	1,163
Current portion of provisions	2,775	2,950
Current portion of lease obligation	1,472	2,015
	132,371	145,193
Non-current
Long-term debt	341,276	341,005
Non-current portion of deferred revenue	147,885	147,383
Provisions	30,456	30,378
Deferred income taxes	61,759	60,364
Lease obligation	3,609	3,080
Other non-current liabilities	1,316	813
Total liabilities	718,672	728,216
Total liabilities and shareholders' equity	1,353,266	1,352,871
Liquidity and capital resources
Aris Mining's objective when managing liquidity and capital resources is to safeguard the Company's ability to support normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support the advancement of our expansions and large-scale development projects.
Aris Mining had a working capital surplus of $121.4 million (being current assets less current liabilities) at March 31, 2024 (December 31, 2023: $143.9 million) and sufficient cash and cash equivalents to fund its current operating and administration costs. Aris Mining currently generates sufficient cash flow from operations at the Segovia Operations to sustain ongoing operations. The Company is, however, in a growth phase as it progresses its expansion projects, including the ramp up of the Lower Mine project, various optimization and exploration activities continue at the Segovia Operations, studies and development plan definition continue at Toroparu and investments in the Soto Norte Project continue. The Company expects this phase of growth to continue and should further funding be required, an appropriate mix of debt and equity would be considered.
                                                Page | 13

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Working capital requirements of the Company are met through the cash flow generated by ongoing operations, with the surplus cash flow reinvested into expansionary capital projects. Key components of Aris Mining’s operating working capital at March 31, 2024 include:
•Cash and cash equivalents of $147.5 million, representing a 24% decrease from the $194.6 million at the end of 2023.
•Current portion of long-term debt of $31.3 million, reflects a decrease of $5.5 million from the $36.8 million of long-term debt at the end of 2023, representing principal and interest repayments on the $300 million Senior Notes and Gold Notes.
•Income tax payable of $10.4 million, representing an increase from $6.3 million payable at the end of 2023, largely as a result of the additional income tax expense of $9.4 million recorded in the three months ending March 31, 2024.
•Accounts receivable of $58.4 million, which increased by 18% from $49.3 million at the end of 2023, mostly related to the build-up of VAT receivables during Q1 2024 in accordance with the Colombian Tax Authorities practice of settling VAT refunds related to the preceding year in the second quarter of the current year.
•Inventories of $41.2 million, which increased from $38.9 million at the end of 2023, driven primarily by the timing of production consumables delivered to both mining operations at the end of March 2024.
•Accounts payable and accrued liabilities of $58.7 million, which decreased from $69.3 million at the end of 2023 as a result of the timing of supply deliveries around year-end, as well as the timing of payments to larger suppliers.
•Other changes in working capital from normal operating activities included an increase in prepaid expenses and deposits of $0.4 million and an increase in warrant liabilities of $0.6 million.
The net decrease in cash at March 31, 2024 compared to December 31, 2023 was $47.1 million, and is attributable to the following components of the statement of cash flows during the period:
•Aris Mining’s operating outflows before tax payments were $0.8 million (Q1 2023: inflow of $19.8 million); the outflow in Q1 2024 was attributable to changes in non-cash operating working capital items of $29.3 million.
•Investing activities resulted in net outflows of $38.7 million (Q1 2023: outflows of $73.3 million), which were primarily driven by $34.8 million for sustaining and non-sustaining capital expenditures (Q1 2023: $19.8 million) and $1.4 million in contributions to investments in associates (Q1 2023: $2.3 million). Q1 2023 outflows included settlement of the $50.0 million note payable to Mubadala relating to the deferred consideration for the 20% interest acquired in the Soto Norte Project.
•Financing activities resulted in outflows of $7.3 million (Q1 2023: outflows of $16.6 million), related primarily to the payment of $10.6 million in interest on the $300 million Senior Notes and repayments related to the Gold Notes of $3.7 million, offset by $7.7 million in proceeds from the exercise of stock options and warrants.
                                                Page | 14

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Contractual Obligations and Commitments

Aris Mining’s contractual obligations and commitments (including any related interest) at March 31, 2024 were as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total

Trade, tax and other payables	$69,104	$—	$—	$—	$69,104
Reclamation and closure costs	2,104	2,040	6,314	22,563	33,021
Lease payments	2,361	2,538	621	950	6,470
Gold Notes	25,314	49,318	10,243	—	84,875
Senior Notes	20,625	346,865	—	—	367,490
Convertible Debentures	13,307	—	—	—	13,307
Other purchase and contractual commitments[1]	1,125	—	—	55,400	56,525
Total	$133,940	$400,761	$17,178	$78,913	$630,792
1.Other purchase and contractual commitments include all contractual agreements to purchase goods or services that are enforceable and legally binding on the Company, including expenditures required to comply with current mining and exploration license requirements.

Aris Mining’s current silver and gold production from the Marmato Mine and future production from the Toroparu Project are subject to the terms of the respective Wheaton Precious Metals International (WPMI) streaming agreements (see the Significant Financings section for details on each of the agreements).

Liquidity risk

Associated with the contractual obligations and commitments summarized above, the Company manages its liquidity risk by continuously monitoring forecasted cash flow requirements, as well as any requirements that arise by virtue of the financial instruments held by the Company. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at March 31, 2024.

Contingencies

In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable.

The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when it determines it is not probable that the taxation authority will accept its filing position. No such provisions have been recorded by the Company.

                                                Page | 15

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Outstanding Share Data
As of May 14, 2024, Aris Mining had the following equity-based securities issued and outstanding:

Securities	TSX symbol	Number	Shares issuable	Exercise price per share	Expiry or maturity date

Common shares	ARIS	152,155,769
Stock options	Unlisted	60,152	60,152	C$3.09	October 1, 2026
	Unlisted	26,815	26,815	C$3.40	May 12, 2026
	Unlisted[1]	1,199,612	599,806	C$3.80	March 23, 2025
	Unlisted[1]	2,560,000	1,280,000	C$4.00	March 1, 2025
	Unlisted	1,400,724	1,400,724	C$4.03	January 12, 2026
	Unlisted	280,000	280,000	C$4.05	April 1, 2025
	Unlisted	2,525,561	2,525,561	C$4.09	January 31, 2027
	Unlisted[1]	60,000	30,000	C$5.00	June 26, 2025
	Unlisted	90,000	90,000	C$5.45	January 26, 2027
	Unlisted	801,000	801,000	C$5.84	April 1, 2027
	Unlisted	730,000	730,000	C$6.04	April 1, 2026
	Unlisted	50,000	50,000	C$6.88	July 2, 2025
Gold X Warrants[2]	Unlisted[3]	466,249	323,950	C$1.90	June 12, 2024
	Unlisted[4]	1,947,841	1,353,360	C$4.03	August 27, 2024
Aris Gold Warrants[1]	ARIS.WT.A5	58,118,755	29,059,377[6]	C$5.50	July 29, 2025
	Unlisted[7]	3,300,000	1,650,000[6]	C$6.00	December 19, 2024
1.Shares issuable and exercise price per share have been adjusted to reflect the Exchange Ratio of 0.5 Aris Mining share for each Aris Gold Warrant and option; this adjustment is derived from the Aris Gold transaction .
2.Shares issuable and exercise price per share have been adjusted to reflect the Gold X Exchange Ratio of 0.6948 Aris Mining share for each Gold X Warrant; this adjustment is derived from GCM Mining’s acquisition of Gold X in 2021.
3.The number of warrants outstanding are shown net of 2,000,000 warrants held by Aris Mining.
4.The number of warrants outstanding are shown net of 625,000 warrants held by Aris Mining.
5.The number of warrants outstanding are shown net of 18,444,445 warrants held by Aris Mining.
6.Pursuant to the Aris Gold Transaction, Aris Gold Warrants are convertible into common shares of Aris Mining.
7.The number of warrants outstanding are shown net of 7,500,000 warrants held by Aris Mining.

                                                Page | 16

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Significant Financings
Senior notes

On August 9, 2021, the Company issued $300 million face value of senior unsecured notes (the Senior Notes) for net cash proceeds of $286.0 million after discount and transaction costs. The Senior Notes mature on August 9, 2026. The Senior Notes are denominated in U.S. dollars and bear interest at the rate of 6.875% per annum. Interest is payable in arrears in equal semi-annual installments on February 9 and August 9 of each year.

The Company’s subsidiaries which directly own the Segovia Operations and the Toroparu Project have provided unsecured guarantees for the Senior Notes.

On and after August 9, 2023, the Company may redeem the Senior Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Senior Notes) and accrued and unpaid interest on the Senior Notes up to the redemption date. The redemption price for the Senior Notes during the 12-month period beginning on August 9 of each of the following years is: 2023 – 103.438%; 2024 – 101.719%; 2025 and thereafter – 100%. At March 31, 2024 the liability associated with the Senior notes is $296.1 million.

Gold Notes

The fair value of the Gold Notes was calculated using valuation pricing models as at March 31, 2024. Significant Level 2 inputs used in the valuation model include a credit spread, risk free rates, gold future prices and implied volatility of gold prices. At March 31, 2024 the liability associated with the Gold Notes is $63.2 million.

Convertible Debentures

As at March 31, 2024, a total of C$18.0 million in aggregate principal amount of convertible unsecured subordinated debentures (Convertible Debentures) were issued and outstanding. The Convertible Debentures are a financial liability and have been designated at FVTPL. At March 31, 2024, the fair value of the Convertible Debentures has been determined using the binomial pricing model and Level 2 inputs, including share price volatility, risk free interest rate and credit spread. At March 31, 2024, the fair value of the Convertible Debentures was $13.3 million. Subsequent to March 31, 2024, the convertible debentures matured on April 5, 2024 and C$16.2 million of the principle amount of the debentures were converted, resulting in the issuance of 3,410,526 common shares and repayment of the balance of the outstanding principle in the amount of C$1.8 million.

WPMI stream on Marmato Mine

The Company has a precious metals purchase agreement (PMPA) with WPMI (the Marmato Mine PMPA). Under the arrangement, WPMI will provide an aggregate funding amount to $175 million, of which $53 million had been received as of March 31, 2024, with the balance ($122 million) receivable during the construction and development of the Marmato Lower Mine.

Pursuant to the terms of the Marmato Mine PMPA, WPMI will purchase 10.5% of gold produced from the Marmato Mine until 310,000 ounces of gold have been delivered, after which the purchased volume reduces to 5.25% of gold produced. WPMI will also purchase 100% of silver produced from the Marmato Mine until 2.15 million ounces of silver have been delivered, after which the purchased volume reduces to 50% of silver produced. WPMI will make payments upon delivery equal to 18% of the spot gold and silver prices until the uncredited portion of the upfront payment is reduced to zero, and will make payments upon delivery equal to 22% of the spot gold and silver prices thereafter.

The Company and its subsidiaries have provided security in favour of WPMI in respect of their obligations under the Marmato Mine PMPA, including a first ranking general security agreement over substantially all properties and assets of Aris Holdings and its subsidiaries, security over the mining rights comprising the Marmato Mine, and a first ranking share pledge over the shares of each of the subsidiaries of Aris Holdings.

The contract will be settled by Marmato delivering precious metal credits to WPMI. The Company recorded the deposit received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered under the Marmato Mine PMPA.
                                                Page | 17

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

WPMI stream on Toroparu Project

The Company is party to a PMPA with WPMI with respect to the Toroparu Project (Toroparu Project PMPA). Under the terms of the Toroparu Project PMPA, WPMI will purchase 10% of the gold and 50% of the silver production in the Toroparu Project in exchange for up-front cash deposits totaling $153.5 million.

As of March 31, 2024, the Company has received an initial deposit of $15.5 million, with the remaining $138.0 million subject to WPMI’s election to proceed following receipt of a final feasibility study for the Toroparu Project, environmental study and impact assessment and other project related documents. If WPMI elects not to proceed with the remaining stream financing of $138.0 million, WPMI will be entitled to either (i) a refund from Aris Mining of $13.5 million of the $15.5 million already paid and termination of the Toroparu Project PMPA or (ii) a reduction of the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil.

In addition to the up-front cash deposits mentioned above, WPMI will make ongoing payments to the Company once the Toroparu Project is in operation as follows:

Gold: the lesser of the market price and $400 per payable ounce of gold delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the third year of production.
Silver: the lesser of the market price and $3.90 per payable ounce of silver delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the fourth year of production.

                                                Page | 18

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Non-IFRS Measures
Aris Mining has presented certain non-IFRS financial measures and non-IFRS ratios in this document. The Company believes these measures and ratios, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Total cash costs
Total cash costs and total cash costs per oz sold are a non-IFRS financial measure and a non-IFRS ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Total cash costs per oz sold are calculated by dividing total cash costs by volume of gold ounces sold. Aris Mining believes that, in addition to conventional measures prepared in accordance with IFRS such as cost of sales, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Adoption of the World Gold Standard methodology is voluntary and other companies may quantify this measure differently because of different underlying principles and policies applied.

Reconciliation of total cash costs to the most directly comparable financial measure disclosed in the Interim Financial Statements

	Three months ended March 31, 2024			Three months ended March 31, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	45,288	5,756	51,044	44,908	4,250	49,158
Cost of sales[1]	57,949	13,384	71,333	44,083	9,622	53,705
Less: royalties[1]	(3,008)	(1,084)	(4,092)	(2,660)	(750)	(3,410)
Add: by-product revenue[1]	(2,318)	(112)	(2,430)	(4,877)	(166)	(5,043)
Less: other adjustments	—	—	—	—	77	77
Total cash costs	52,623	12,188	64,811	36,546	8,783	45,329
Total cash costs ($ per oz gold sold)	1,162			814
1.As presented in the Interim Financial Statements and notes thereto for the respective periods.

All-in sustaining costs
AISC and AISC ($ per oz sold) are a non-IFRS financial measure and a non-IFRS ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces sold. The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. This non‐IFRS measure provides investors with transparency to the total period‐attributable AISC of producing an ounce of gold and may aid in the comparison with other gold mining peers. Management uses this metric as an important tool to monitor operating costs. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of all-in sustaining costs to the most directly comparable financial measure disclosed in the Interim Financial Statements

	Three months ended March 31, 2024			Three months ended March 31, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	45,288	5,756	51,044	44,908	4,250	49,158
Total cash costs	52,623	12,188	64,811	36,546	8,783	45,329
Add: royalties[1]	3,008	1,084	4,092	2,660	750	3,410
Add: social programs[1]	2,289	1,166	3,455	2,404	—	2,404
Add: sustaining capital expenditures	6,496	824	7,320	7,332	535	7,867
Add: lease payments on sustaining capital	506	—	506	655	—	655
Total AISC	64,922	15,262	80,184	49,597	10,068	59,665
Total AISC ($ per oz gold sold)	1,434			1,104
1.As presented in the Interim Financial Statements and notes thereto for the respective periods.

                                                Page | 19

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Additions to mineral interests, plant and equipment
The below table reconciles sustaining and non-sustaining capital expenditures (also referred to as growth capital, expansion capital and growth and expansion investments) as disclosed in this MD&A to the additions to mining interest, plant, and equipment in the supporting notes to the Financial Statements.

	Three months ended,
($’000)	March 31, 2024	March 31, 2023
Sustaining capital
Segovia Operations	6,496	7,332
Marmato Upper Mine	824	535
Total	7,320	7,867
Non-sustaining capital
Segovia Operations	11,023	2,641
Toroparu Project	1,939	4,690
Marmato Lower Mine	14,865	3,881
Marmato Upper Mine	2,278	681
Juby Project	3	33
Total	30,108	11,926
Additions to mining interest, plant and equipment[1]	37,428	19,793
1.As presented in the Interim Financial Statements and notes thereto for the respective periods.

Adjusted net earnings and adjusted net earnings per share
Adjusted net earnings and adjusted net earnings per share (basic) are a non-IFRS financial measure and non-IFRS ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Adjusted net earnings per share (basic) are calculated by dividing adjusted net earnings by the number of shares outstanding on a basic basis, respectively.
Adjusted net earnings and adjusted net earnings per share (basic) are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.
Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, foreign exchange gains, income and losses from equity accounting in investees, and other non-recurring items. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic basis as determined under IFRS. In the table below the Company has provided the reconciliation of adjusted net earnings to the most directly comparable financial measure disclosed in the Interim Financial Statements.

	Three months ended,
($000s except shares amount)	March 31, 2024	March 31, 2023
Basic weighted average shares outstanding	138,381,653	136,188,570
Net loss[1]	(744)	(6,370)
Add back:
Share-based compensation[1]	1,842	1,147
(Income) loss from equity accounting in investee[1]	551	3,241
(Gain) loss on financial instruments[1]	3,742	11,779
Foreign exchange (gain) loss[1]	(108)	2,343
Income tax effect on adjustments	78	(964)
Adjusted net (loss) / earnings	5,361	11,176
Per share – basic ($/share)	0.04	0.08
1.As presented in the Interim Financial Statements and notes for the respective periods.

                                                Page | 20

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Earnings before interest, taxes, depreciation, and amortization (EBITDA) and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-IFRS financial measures and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. EBITDA represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization.
EBITDA is then adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and losses on deferred and current income taxes, and other non-recurring items (Adjusted EBITDA). In the table below the Company has provided the reconciliation of EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Interim Financial Statements.

	Three months ended,
($000s)	March 31, 2024	March 31, 2023
Earnings (loss) before tax[1]	10,310	5,782
Add back:
Depreciation and depletion[1]	7,519	7,646
Finance income[1]	(2,246)	(2,173)
Interest and accretion[1]	6,803	8,881
EBITDA	22,386	20,136
Add back:
Share-based compensation[1]	1,842	1,147
(Income) loss from equity accounting in investee[1]	551	3,241
(Gain) loss on financial instruments[1]	3,742	11,779
Foreign exchange (gain) loss[1]	(108)	2,343
Adjusted EBITDA	28,413	38,646
1.As presented in the Interim Financial Statements and notes for the respective periods.

Significant accounting judgements, estimates and assumptions

Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The preparation of financial statements in conformity with IFRS requires management to use judgment in applying its accounting policies and estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Judgments and estimates are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ significantly from the amounts included in the financial statements.

a)Significant judgments in the application of accounting policies

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements are as follows:

Exploration and evaluation assets

Management is required to apply judgment in determining whether technical feasibility and commercial viability can be demonstrated for mineral properties. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of a mineral deposit based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment of whether the mineral deposit can be mined economically. Once technical feasibility and commercial viability of a mineral property can be demonstrated, exploration costs will be assessed for impairment and reclassified to development projects within mineral properties.

                                                Page | 21

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

b)Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include:

Mineral reserves and resources

The Company’s mineral reserves and resources are estimated based on information compiled by the Company’s qualified persons. Mineral reserves and resources are used in the calculation of amortization and depletion, for the purpose of calculating any impairment charges, and for forecasting the timing of the payment of shutdown, restoration, and clean-up costs.

In assessing the life of a mine for accounting purposes, mineral reserves and resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating mineral reserves and resources, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Mineral reserves and resource estimates may vary as a result of changes in the price of gold, production costs and with additional knowledge of the mineral deposits and mining conditions. Changes in the measured, indicated and inferred mineral resource estimates may impact the carrying value of property, plant and equipment, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

The mineral properties balance is amortized using the units-of-production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces are based on proven and probable reserves and estimates mineable mineral resource balances. Changes in these estimates will result in changes to the amortization charges over the remaining life of the operation. A change in reserves and resources would change amortization expense, and this could have a material impact on the operating results.

Depreciation

Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Indicators of Impairment

The carrying amounts of property, plant and equipment, E&E assets, development assets and operating assets are assessed for any impairment indicators such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying amounts are in excess of their recoverable amount.

The Company considers both internal and external sources of information in assessing whether there are any indications that long-lived assets are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its long-lived assets. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used, and in respect of long-lived assets, the right to explore in the specific area has or will expire in the future and is not expected to be renewed, substantive expenditures are neither budgeted or planned, exploration has not led to the discovery of commercially viable quantities of mineral resources or sufficient data exists that although development of a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered.

If any such indication exists, the Company estimates the recoverable amount of the asset to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, an estimate of the recoverable amount of the cash generating unit to which the asset belongs is used. The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If it is estimated that the recoverable amount of an asset is less than its carrying amount, impairment loss is recognized in profit or loss for the period. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. Reversals of impairment are recognized immediately in profit or loss.

                                                Page | 22

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Impairment

Value in use is determined based on discounted cash flow models taking into consideration estimates of the quantities of the reserves and mineral resources, future production levels, future gold and silver prices, and future cash costs of production, capital expenditure, shutdown, restoration and environmental clean-up, excluding future expansions or development projects. Assumptions used are specific to the Company and the discount rate applied in the value in use test is based on the Company’s estimated pre-tax weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecasted cash flows.

When evaluating fair value less costs of disposal, fair value is determined based on the amount that could be obtained in an arm’s length transaction and generally uses a discounted cash flow model based on the present value of estimated future cash flows, including future expansions or development projects. In a fair value less costs of disposal analysis the assumptions used are those that a market participant would be expected to apply. Where a discounted cash flow model is not applicable in the valuation of the asset (for exploration projects), the fair value less cost of disposal is estimated using the market multiples approach based on comparable public companies and transactions in similar jurisdictions.

Provision for decommissioning

The Company assesses its provision for decommissioning when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.
Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the decommissioning work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could also change the extent of reclamation and remediation work required to be performed by the Company. Changes in future costs could materially impact the amounts charged to operations for such obligations and to mineral properties. The provision represents management’s best estimate of the present value of the future decommissioning obligation. Actual future expenditures may differ from the amounts currently provided.

Fair values of financial liabilities

The Gold Notes and warrants are recorded at fair value through profit and loss (FVTPL). Fair values of Gold Notes have been determined based on a valuation methodology that captures all the features in a set of partial differential equations that are then solved numerically to arrive at the value of these financial instruments. The fair value estimates are based on numerous assumptions including, but not limited to, commodity prices, time value, volatility factors, risk-free rates and credit spreads. The fair value estimates may differ from actual fair values and these differences may be significant and could have a material impact on the Company’s financial position and results of operations. Fair values of listed warrants have been determined based on a Black-Scholes model using quoted market prices in active markets of the underlying securities. Fair values of unlisted warrants have been determined using a liquidity discount from the Black-Scholes value of the listed warrants, which is consistent with the discount that the market has applied for trading prices in comparison to the Black-Scholes valuation of the listed warrants.

Deferred revenue

Judgment was required in determining the accounting for the PMPA between Aris Holdings, Aris Mining, and WPMI which has been reported as deferred revenue.

Streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15. These contracts are not financial instruments because they will be satisfied through the delivery of non-financial items (i.e. delivery of gold and silver ounces), rather than cash or financial assets. Under the Marmato PMPA (see Note 12 of the Financial Statements), Aris Holdings is required to satisfy the performance obligations through the delivery of gold and silver, and revenue will be recognized over the duration of the contract as Aris Holdings satisfies its obligation to deliver gold and silver ounces.

                                                Page | 23

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

The deferred revenue will be recognized as revenue in profit or loss proportionally based on the metal ounces delivered in relation to the expected total metal ounces to be delivered over the life of the mine. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Any changes in the estimates are accounted for as a cumulative catch-up in the year that the estimates above change.

Key inputs into the estimate of the amount of deferred revenue that should be recognized are as follows:

Valuation Inputs	Description
Financing Rate
IFRS 15 requires the Company to recognize a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations.

Long-term commodities price curves	Estimates of the long-term commodities prices are estimated in order to calculate the expected revenue value per ounce to be recognized from deferred revenue for each delivery to WPMI.
Life of Mine Production	Life of mine production is estimated giving consideration to IFRS 15 requirements constraining estimates of variable consideration and therefore is based on the approved life of mine and the portion of mineral resources anticipated to be converted to mineral reserves and mined.
Timing of construction milestones	The expected timing for when the Company will achieve the construction milestone requirements for the additional funding from WPMI have been estimated based on the Marmato prefeasibility study.

Financial Instruments and Financial Risk Management

The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.

a)Financial instrument risk

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
•Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•Level 3 – inputs that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, cash in trust, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

The Senior Notes are recognized at amortized cost using the effective interest rate method. An observable fair value of the Company’s Senior Notes have been assessed using the trading value of the bonds on the Singapore exchange which indicate a fair market value of $270.8 million.

Financial liabilities measured at FVTPL on a recurring basis include the warrant derivative liabilities, the DSU payable, PSU payable, the Convertible Debenture and Gold Notes which are measured at their fair value at the end of each reporting period. The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the statements of financial position at fair value are categorized as follows:

	March 31, 2024		December 31, 2023
	Level 1	Level 2	Level 1	Level 2
Gold Notes	$—	$63,170	$—	$63,310
Warrant liabilities	25,468	514	26,053	553
DSU and PSU liabilities	1,863	3,167	1,903	2,804
Investments and other assets	5,437	7,400	4,254	5,505
Convertible Debentures	—	13,307	—	13,913
Total	$32,768	$87,558	$32,210	$86,085

At March 31, 2024, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2, and no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.

                                                Page | 24

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

b)Credit risk

	March 31,	December 31,
	2024	2023

Trade	$3,009	$3,505
VAT receivable	49,034	40,045
Income tax receivable	5,188	4,503
Other, net of allowance for doubtful accounts	1,296	1,386
Total	$58,527	$49,439

The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT recoverable is in accordance with Government of Colombia’s bi-monthly filing process. The timing of collection of HST recoverable is in accordance with Government of Canada quarterly filing process. As at March 31, 2024 the Company expects to recover the outstanding amount of current VAT and HST receivable in the next 12 months.

Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to international customers from whom it receives 97% - 99.5% of the sales proceeds in the case of gold and silver, and 90% of sales proceeds in the case of concentrates, shortly after delivery of its production to an agreed upon transfer point in Colombia. The balance is received within a short settlement period thereafter once final metal content has been agreed between the Company and the customer.

c)Foreign currency risk

The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:

•Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through other comprehensive income (loss).
•Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (C$) and Guyanese dollar (GYD). The impact of such exposure is recorded in the consolidated statement of income (loss).

The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. In 2024 and 2023, the Company did not utilize derivative financial instruments to manage this risk.

The following table summarizes the Company’s current net financial assets and liabilities denominated in Canadian dollars, Colombian pesos and Guyanese dollars (in US dollar equivalents) as of March 31, 2024 and December 31, 2023, as well as the effect on earnings and other comprehensive earnings after-tax of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

	March 31, 2024	Impact of a 10% Change	December 31, 2023	Impact of a 10% Change
Canadian Dollar (C$)	(1,628)	(149)	(15,664)	(1,425)
Colombian Peso (COP)	12,118	1,101	11,301	1,027
Guyanese Dollar (GYD)	475	43	100	9

d)Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.

The Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account. Gold being accumulated in the Gold Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments
                                                Page | 25

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023 of the Gold Notes. Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:
-the Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or
-the failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.

As at March 31, 2024, the Company had no outstanding commodity hedging contracts in place.

Off-balance Sheet Arrangements
Aris Mining has no off-balance sheet arrangements.

Transactions Between Related Parties
Key management personnel compensation is as follows:

	Three months ended March 31,
	2024	2023
Short-term employee benefits	$828	$993
Termination benefits	1,394	—
Share-based compensation	976	718
Total	$3,198	$1,711

                                                Page | 26

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Basis for preparation and accounting policies
The Company’s unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Details of the material accounting policies for significant (or potentially significant) areas that have had an impact (or may have an impact in future periods) on the Company’s financial statements are disclosed in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2023 and 2022. The impact of future accounting changes is disclosed in note 3 to the Company’s consolidated financial statements.

New accounting standards issued

IAS 1 – Presentation of Financial Statements

The IASB issued an amendment to IAS 1, Presentation of Financial Statements that clarifies that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments were effective January 1, 2024 and have been applied retrospectively. Under existing IAS 1 requirements, companies classify a liability as current when they do not have an unconditional right to defer settlement for at least 12 months after the reporting date. The IASB has removed the requirement for a right to be unconditional and instead now requires that a right to defer settlement must exist at the reporting date and have substance. The amendments therefore resulted in a change in the classification of liabilities that can be settled in an entity's own shares. Previously, counterparty conversion options were not considered when classifying the related liabilities as current or non-current. Subsequent to the application of the amendments,, when a liability includes a counterparty conversion option that may be settled by a transfer of an entity's own shares, the Company takes into account the conversion option in classifying the liability as current or non-current. The Company's convertible debentures and warrant liabilities were impacted by the amendments.

Previously, the Company's convertible debentures were recorded as long-term debt and were classified as current when the instrument was maturing within 12 months after the reporting period. However, given the holders of the debenture have the option from issuance to maturity to convert the principal into common shares of the Company, the related liability is classified as current as at January 1, 2023 under the revised policy because the conversion option can be exercised by the holders within 12 months after the reporting period. Similarly, the Company's warrant liabilities were previously classified as non-current and warrants expiring within 12 months after the reporting period were classified as current. Under the revised policy, the warrant liabilities are classified as current as at January 1, 2023 and December 31, 2023 because the warrants can be exercised by the holders at any time subsequent to issuance.

As a result of the adoption of the IAS 1 amendments, the statement of financial position as at January 1, 2023 has been restated, with a reclassification of $13.2 million from non-current portion of long-term debt to current portion of long-term debt, and a reclassification of $21.8 million from non-current portion of warrant liabilities to current portion of warrant liabilities. The statement of financial position as at December 31, 2023 has also been restated, with a reclassification of $11.0 million from non-current portion of warrant liabilities to current portion of warrant liabilities.

There was no impact on the statement of income (loss), statement of other comprehensive income (loss), statement of equity, and statement of cash flows for the three months ended March 31, 2023.

Risks and Uncertainties
Exploration, development and mining of precious metals involves numerous inherent risks. As such, Aris Mining is subject to financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although Aris Mining assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated.

Readers are encouraged to read and consider the risk factors which are more specifically described under the caption "Risk Factors" in the Company's AIF for the year ended December 31, 2023 dated as of March 6, 2024, which is available on www.aris-mining.com, under the Company's profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.

If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company's business actually occur, the Company's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, prices of the Company's securities could decline, and investors could lose all or part of their investment. In addition, such risk factors could cause actual amounts to differ materially from those described in the forward-looking statements related to the Company.
                                                Page | 27

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting
Internal controls over financial reporting
Disclosure controls and procedures have been designed to provide reasonable assurance that all material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing adequate internal controls over financial reporting.

Changes in internal controls
During the three months ended March 31, 2024, there were no changes in the Company's internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.

Limitations of controls and procedures
The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

                                                Page | 28

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Aris Mining Mineral Resources and Mineral Reserves
Mineral reserves

Property	Proven			Probable			Proven & Probable
	Tonnes (kt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (kt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (kt)	Gold grade (g/t)	Contained gold (koz)
Marmato	2,196	4.31	304	29,082	3.08	2,874	31,277	3.16	3,178
Soto Norte	-	-	-	4,953	6.22	990	4,953	6.22	990
Segovia	1,515	12.25	597	2,017	11.16	723	3,531	11.63	1,320
Total			901			4,587			5,488
Notes: Totals may not add due to rounding. Mineral reserve estimates for Soto Norte represent the portion of mineral reserves attributable to Aris Mining based on its 20% ownership interest. Mineral reserves were estimated using a gold price of US$1,500 per ounce at Marmato, US$1,300 at Soto Norte, and US$1,700 at Segovia. The mineral reserve effective dates are June 30, 2022 at Marmato, January 1, 2021 at Soto Norte, and September 30, 2023 at Segovia. This disclosure of mineral reserve estimates has been approved by Pamela De Mark, P.Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.
Mineral resources

Property	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)
Marmato	2.8	6.04	545	58.7	2.89	5,452	61.5	3.03	5,997	35.6	2.43	2,787
Soto Norte	-	-	-	9.6	5.47	1,691	9.6	5.47	1,691	5.5	4.06	714
Segovia	4.1	14.31	1,893	3.8	14.38	1,736	7.9	14.34	3,629	4.7	12.11	1,823
Toroparu	42.4	1.45	1,975	72.6	1.46	3,398	115.0	1.50	5,373	21.2	1.71	1,168
Juby	-	-	-	21.3	1.13	773	21.3	1.13	773	47.1	0.98	1,488
Total			4,413			13,050			17,463			7,980
Notes: Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resource estimates are reported inclusive of mineral reserves. Totals may not add due to rounding. Mineral resource estimates for Soto Norte represent the portion of mineral resources attributable to Aris Mining based on its 20% ownership interest. Mineral resources were estimated using a gold price of US$1,700 per ounce at Marmato, US$1,300 at Soto Norte, US$1,850 at the Segovia Operations, US$1,650 at Toroparu, and US$1,450 at Juby. The mineral resource effective dates are June 30, 2022 at Marmato, May 29, 2019 at Soto Norte, September 30, 2023 at Segovia, February 10, 2023 at Toroparu, and July 14, 2020 at Juby. This disclosure of mineral resource estimates has been approved by Pamela De Mark, P.Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.
                                                Page | 29

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Qualified Person and Technical Information
Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this Management's Discussion and Analysis.
Measured and indicated mineral resources are inclusive of mineral reserves. Mineral resources and mineral reserves are as defined by the Canadian Institute of Mining, Metallurgy, and Petroleum's 2014 Definition Standards for Mineral Resources & Mineral Reserves. Mineral resources are not mineral reserves and have no demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.
Unless otherwise indicated, the scientific disclosure and technical information included in this MD&A is based upon information included in NI 43-101 compliant technical reports entitled:
1."Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project" dated November 23, 2022 with an effective date of September 30, 2022 (the “2022 Marmato Pre-Feasibility Study). The 2022 Marmato Pre-Feasibility Study was prepared by Ben Parsons, MAusIMM (CP), Anton Chan, Peng, Brian Prosser, PE, Joanna Poeck, SME-RM, Eric J. Olin, SME-RM, MAusIMM, Fredy Henriquez, SME, ISRM, David Hoekstra, PE, NCEES, SME-RM, Mark Allan Willow, CEM, SME-RM, Vladimir Ugorets, MMSA, Colleen Crystal, PE, GE, Kevin Gunesch, PE, Tommaso Roberto Raponi, P.Eng, David Bird, PG, SME-RM, and Pamela De Mark, P.Geo., each of whom is a "Qualified Person" as such term is defined in NI 43-101, and with the exception of Pamela De Mark of Aris Mining, are independent of the Company within the meaning of NI 43-101.
2.“NI 43-101 Technical Report Feasibility Study of the Soto Norte Gold Project, Santander, Colombia”, dated March 21, 2022 with an effective date of January 1, 2021 (the “Soto Norte Technical Report”). The Soto Norte Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Chris Bray, BEng, MAusIMM (CP), and Dr John Willis PhD, BE (MET), AusIMM (CP), and Dr Henri Sangam, Ph.D., P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101. The report was also prepared by Robert Anderson, P.Eng., a Qualified Person who is considered non-independent of the Company.
3.“NI 43-101 Technical Report for the Segovia Operations, Antioquia, Colombia” dated December 5, 2023 with an effective date of September 30, 2023 (the Segovia Technical Report). The Segovia Technical Report was prepared by Pamela De Mark, P.Geo., Inivaldo Diaz, CP and Cornelius Lourens, FAusIMM, each of whom is a “Qualified Person” as such term is defined in NI 43-101 and Cornelius Lourens was independent of Aris Mining within the meaning of NI 43-101 as of the date of the Segovia Technical Report.
4."Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario" dated October 5, 2020 with an effective date of July 14, 2020 (the “Juby Technical Report”). The Juby Technical Report was prepared by Joe Campbell, B.Sc., P.Geo., Alan Sexton, M.Sc., P.Geo., Duncan Studd, M.Sc., P.Geo. and Allan Armitage, Ph.D., P.Geo., each of whom is independent of the Company within the meaning of NI 43-101 and is a "Qualified Person" as such term is defined in NI 43-101.
5.“Updated Mineral Resource Estimate NI 43-101 Technical Report for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana” dated March 31, 2023 with an effective date of February 10, 2023 (the “Toroparu Technical Report”). The Toroparu Technical Report was prepared by Ekow Taylor, FAusIMM (CP), Maria Muñoz, MAIG, and Karl Haase, P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.
All the technical reports listed above are available for download on the Company’s website at www.aris-mining.com and are available for review in the Company's filings with the SEC at www.sec.gov. The Soto Norte Technical Report and the Juby Technical Report are available for download on the SEDAR+ profile of Aris Holdings at www.sedarplus.ca. Aris Holdings is now a subsidiary of the Company. The other technical reports are available for download on the Company’s profile on SEDAR+ at www.sedarplus.ca.

                                                Page | 30

Management's Discussion and Analysis Three months ended March 31, 2024 and 2023

Cautionary Note Regarding Forward-looking Statements
Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: "anticipate", "believe", "continue", "estimate", "expect", "future", "goal", "guidance", "intend", "likely", "objective", "opportunity", "plan", "possible", "potential", "probable", "project", "target" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements, include but are not limited to statements with respect to the Company’s targeted production of 500,000 ounces of gold in 2026 at Segovia and Marmato, the 2024 production guidance and the Company being on-track to achieve to such guidance, the expected production increases at the Segovia Operations and the Marmato Mine following their expansions and the costs thereof, the plans, benefits, costs and timing pertaining to the expansions at the Segovia Operations and the Marmato Lower Mine, plans pertaining to the Soto Norte Project and the Toroparu project and the details thereof, the Company’s growth phase and the requirements thereof, statements made under the headings “Business Overview”, “Project Updates”, and “Outlook”, the Company’s anticipated business plans and strategies, financing sources, the WPMI Stream, expected future cash flows, estimates of future gold production, gold prices, projected future revenues, estimated quantities of ore reserves and mineral resources, expected future production costs and capital expenditures, gold production, total cash costs and AISC per ounce sold, critical accounting estimates, recent accounting pronouncements, risks and uncertainties, limitations of controls and procedures, capital and exploration expenditures and conversion of mineral resources to mineral reserves.

Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, costs associated with the decommissioning of the Company’s properties, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, , pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities outside of Canada, cyber-security risks, risks associated with operating a joint venture, volatility of the share price, the Company’s obligations as a public company; the ability to pay dividends in the future,, as well as those factors discussed in the section entitled "Risk Factors" in the Company's AIF for the year ended December 31, 2023 and dated March 6, 2024 which is available on the Company’s website at www.aris-mining.com, on SEDAR+ at www.sedarplus.ca and on the Company's profile with the SEC at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and the Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about the Company’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should
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Management's Discussion and Analysis Three months ended March 31, 2024 and 2023 not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

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